Meridian Holdings, Inc.

RE: Response to SEC Comments of July 21, 2005
Dear  Mr. Ohsiek,

This is a response to your comments dated July 21, 2005 regarding our 10QSB for the period ended in March 31, 2005.

Consolidated Balance Sheet

Comment #12: Consolidated Balance Sheets: Please  explain why the reserve for Incurred but not reported claims did not change between December 31, 2004 and March 31, 2005
Response
The incurred but not reported (IBNR) claims did not change because the contract for which the IBNR was established for, terminated as of December 31, 2004, when TENET sold the hospitals to another entity. A replacement contract is still being processed between the new owners of the hospital and the HMO. A new IBNR reserve will be established with the new entities as soon as the new contract becomes effective. An IBNR run-out schedule over a six months period for the previous contract has been implemented, and management will continue to monitor this reserve and make appropriate adjustments accordingly on a quarterly basis.

Consolidated Statements of Cash Flows

Comment #13 : Please  explain why the change in your line of credit
              is  presented  within  Cash  flows   from   operating
              activities.

Response

This has been corrected, please see page F-6 of the financial statements

Notes to Consolidated Financial Statements
Note 1-Summary of Significant Accounting Policies

Revenue Recognition, page F-7

Comment# 14  Please  revise  your  filing  to enhance your revenue recognition policy to discuss how you recognize risk pool and fee for service revenues.

Response

This has been revised with the appropriate disclosure in the amended 10QSB

Management's Discussion and Analysis

Results of Operations, page 14

Comment# 15 Please revise your filing to explain the significant increase in fee for service revenue.

Response

This has been revised with the appropriate disclosure in the amended 10QSB

Comment #16. Please revise your filing to explain the nature and amount of reclassification discussed in the Cost of Revenue

Response

This has been revised with the appropriate disclosure in the amended 10QSB

Item3: Control and Procedures, page 16

Comment #17

Response

This section have been revised and updated accordingly.

Comments Number 3b: Issue regarding an explanatory note.

Response
There is an explanatory note included with the amendment number 2, on the index page.



Furthermore, the Company is responsible for the adequacy and accuracy of the disclosure in the filings and will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings.

Respectfully submitted


/s/ Anthony C. Dike
---------------------
Chairman and CEO